13014978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 68219 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstBank Puerto Rico Securities, Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Ponce de Leon Avenue, Stop 23
(No. and Street)

San Juan, Puerto Rico 00908
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 111 North Orange Avenue, Suite 1600 | Orlando | FL | 32801 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Caroline Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bank Puerto Rico Securities, Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie Wisniewski
Signature

Chief Financial Officer
Title

Tiffany Messenger
Notary Public

TIFFANY MESSENGER
MY COMMISSION EXPIRES
FEB. 09, 2016
BARROW CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# FIRSTBANK PUERTO RICO SECURITIES, CORP.

(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Controls Thereon)

This report contains (check all applicable boxes):

| | | |
|---|---|---|
| (X) | (a) | Facing page |
| (X) | (b) | Statement of Financial Condition |
| (X) | (c) | Statement of Income |
| (X) | (d) | Statement of Changes in Stockholder's Equity |
| (X) | (e) | Statement of Changes in Subordinated Borrowings |
| (X) | (f) | Statement of Cash Flows |
| (X) | (g) | Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1 (Schedule I) |
| (X) | (h) | Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 (Schedule II) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Broker and Dealers pursuant to Rule 15c3-3 (not applicable) |
| ( ) | (l) | A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable) |
| ( ) | (k) | A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (not applicable) |
| (X) | (I) | An Oath or Affirmation |
| (X) | (m) | A Copy of the SIPC Supplemental Report |
| ( ) | (n) | A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (not applicable) |
| (X) | (o) | Report of Independent Registered Public Accounting Firm |
| ( ) | (p) | Schedule of Segregation Requirements and Funds in Segregation — Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5 (not applicable) |

See also public report filed simultaneously herewith that contains:

Supplemental Report on Internal Control

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

# Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

## *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of FirstBank of Puerto Rico Securities, Corp. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstBank Puerto Rico Securities, Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2013

Stamp No. E49378 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Statement of Financial Condition

December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 4,251,133 |
| Accounts receivable | | 5,117 |
| Prepaid and other assets | | 10,995 |
| Total assets | $ | 4,267,245 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accounts payable to parent company | $ | 26,782 |
| Accounts payable | | 38,395 |
| Income tax payable | | 460,631 |
| Total liabilities | | 525,808 |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized, issued, and outstanding, 1,000 shares | | 1,000 |
| Additional paid-in capital | | 299,000 |
| Retained earnings | | 3,441,437 |
| Total stockholder's equity | | 3,741,437 |
| Total liabilities and stockholder's equity | $ | 4,267,245 |

See accompanying notes to financial statements.

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Statement of Income

Year ended December 31, 2012

| | | |
|---|---|---|
| Revenues: | | |
| Underwriting fees | $ | 2,629,665 |
| Interest income | | 52,530 |
| Expenses: | | |
| Employees compensation and benefits | | 201,268 |
| Communications and data processing | | 14,100 |
| Taxes, other than income taxes, and insurance | | 41,108 |
| Business promotion | | 5,871 |
| Professional and service fees | | 104,243 |
| Occupancy and maintenance | | 50,435 |
| Other expenses | | 3,667 |
| Total expenses | | 420,692 |
| Income before income taxes | | 2,261,503 |
| Income tax expense | | 674,927 |
| Net income | $ | 1,586,576 |

See accompanying notes to financial statements.

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

| | | |
|---|---|---|
| Common stock outstanding: | | |
| Balance at beginning of year | $ | 1,000 |
| Common stock issued | | — |
| Balance at end of year | | 1,000 |
| Additional paid-in capital: | | |
| Balance at beginning of year | | 299,000 |
| Capital contribution from parent company | | — |
| Balance at end of year | | 299,000 |
| Retained earnings: | | |
| Balance at beginning of year | | 1,854,861 |
| Net income | | 1,586,576 |
| Balance at end of year | | 3,441,437 |
| Total stockholder's equity | $ | 3,741,437 |

See accompanying notes to financial statements.

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2012

| | |
|---|---|
| Subordinated borrowings at beginning of year | $ — |
| Increase: | |
| Issuance of subordinated borrowing | — |
| Decrease: | |
| Payment of subordinated borrowings | — |
| Subordinated borrowings at December 31, 2012 | $ — |

See accompanying notes to financial statements.

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Statement of Cash Flows

Year ended December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,586,576 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | | 263 |
| Decrease in accounts receivable | | 194,966 |
| Decrease in prepaid and other assets | | 6,460 |
| Decrease in accounts payable to parent company | | (770,363) |
| Decrease in accounts payable | | (1,772) |
| Increase in income tax payable | | 139,326 |
| Total adjustments | | (431,120) |
| Net cash provided by operating activities | | 1,155,456 |
| Cash at beginning of year | | 3,095,677 |
| Cash at end of year | $ | 4,251,133 |
| Supplemental disclosure of cash flow information: | | |
| Income tax paid | $ | 535,601 |

See accompanying notes to financial statements.

## (1) Reporting Entity and Summary of Significant Accounting Policies

### Reporting Entity

FirstBank Puerto Rico Securities, Corp. (the Company) is organized under the laws of the Commonwealth of Puerto Rico (Commonwealth) and is wholly owned by FirstBank Puerto Rico, Inc. (FirstBank), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, which is, in turn, wholly owned by First BanCorp.

The Company operates as a broker-dealer in the Commonwealth and is engaged in municipal securities underwriting and selling for local Puerto Rico municipal bond issuers (Municipal Issuers). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Puerto Rico Financial Institutions Commissioner. The Company is subject to the supervision, examination, and regulation of the Financial Industry Regulatory Authority (FINRA) and also is subject to the regulations of the Municipal Securities Rulemaking Board.

The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and the industry practices. The following is a description of most significant of these policies:

#### *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

#### *Revenue Recognition*

Structuring and underwriters fees are recorded as income when earned and the services are performed and completed. The Company has an investment banking services, sales, and distribution agreement with J.P. Morgan Securities Inc. to assist the Municipal Issuers in structuring and facilitating the issuance of their municipal securities that are to be offered and sold outside of Puerto Rico.

#### *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records

interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

As of December 31, 2012, the Company has not recognized a liability for unrecognized tax benefits.

**(2) Subordinated Borrowings**

The Company has a revolving subordinated loan agreement with FirstBank maturing on March 31, 2015. Under the agreement, the Company may borrow up to $50,000,000. The interest rate on this loan is equivalent to FirstBank's cost of funds for 90-days funding. FirstBank's cost of funds for 90 days was 1.31% as of December 31, 2012. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding during 2012, or as of December 31, 2012.

**(3) Related-Party Transactions**

The Company has an Expense Sharing & Management Agreement (the Agreement) with FirstBank under which FirstBank provides office space, computer and other office equipment, and general managerial and administrative support and services. Under the Agreement, the Company pays a management fee and reimburses all direct expenses to FirstBank on a monthly basis.

Management fees and reimbursed expenses to FirstBank amounted to $0 and $1,728,425, respectively. Cash deposited with parent company amounted to $16,636. Accounts payable to the parent company amounted to $26,782, including rent payable to the parent company for office space amounting to $1,910 as of December 31, 2012.

**(4) Benefit Plan**

The Company's employees participate in the FirstBank 401(k) Retirement Plan for residents of Puerto Rico (Section 1081.01(a) and (d)) (the Plan) established by its parent company. The Company provides contributory retirement plans pursuant to Section 1081.01(a) and (d) of Puerto Rico Internal Revenue Code of 2011. All employees are eligible to participate in the Plan after three months of services for purpose of making elective deferral contributions and one year of service for purpose of sharing in the Company matching, qualified matching, and qualified nonelective contributions. Under the provision of the Plan, the Company contributes 25% of the first 4% of the participant's compensation contributed to the Plan on a pre-tax basis. Additional matching contributions equal to a discretionary percentage of the amount of employee salary deferrals can be approved by the Company as determined by its Board of Directors. Participants are permitted to contribute up to $13,000 for 2012, and $15,000 beginning on January 1, 2013. The Company had a plan expense of $1,517 during the year ended December 31, 2012, which was included for financial statement purpose under employees compensation and benefits.

**(5) Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness



(Continued)

of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is in Puerto Rico.

Most of the cash balance outstanding as of December 31, 2012 is deposited with a local financial institution. Balances over $250,000 are not insured by the Federal Deposit Insurance Corporation (FDIC).

## (6) Clearance Agreements

The Company has clearing and custody agreement with Sterne, Agee & Leach, Inc. (Sterne Agee). Sterne Agee is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the agreement, Sterne Agee clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis. There were no transactions cleared under the agreement during 2012.

Under the terms of the clearance agreement with Sterne Agee, the clearing broker has the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on the Company's business, financial condition and operating results. The Company is unable to develop an estimate of the maximum exposure under these agreements. However, the probable exposure as of December 31, 2012 is considered immaterial. During 2012, the Company did not pay any amounts related to these guarantees.

## (7) Commitments and Contingent Liabilities

The Company had obligations under a lease agreement with the Company's parent, for office space. Total rent expense for the year ended December 31, 2012 was $21,017 related to the parent company. The Company's lease agreement with FirstBank was amended during 2012 for a period of 5 years. The amended agreement has the option to extend the terms of the lease for four additional five year periods under the same terms and conditions of the amended agreement.

At December 31, 2012, the minimum annual rental commitments under operating leases are as follows:

| | | Minimum payments |
|---|---|---|
| Year ending December 31: | | |
| 2013 | $ | 22,920 |
| 2014 | | 22,920 |
| 2015 | | 22,920 |
| 2016 | | 23,684 |
| 2017 | | 24,066 |
| | $ | 116,510 |

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results, or liquidity of the Company.

## (8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.14 to 1. At December 31, 2012, the Company's had net capital of $3,708,690, which was $3,608,690 in excess of its required net capital of $100,000.

## (9) Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2012 through February 28, 2013, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Schedule I

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Computation of Net Capital for Broker and Dealers
Pursuant to Rule 15c3-1

December 31, 2012

| | | | | |
|---|---|---|---|---|
| Computation of net capital: | | | | |
| Total stockholder's equity from statement of financial condition | | | $ | 3,741,437 |
| Deduct stockholder's equity not allowable for net capital | | | | — |
| Total stockholder's equity qualified for net worth | | | | 3,741,437 |
| Add: | | | | |
| Subordinated borrowings allowable in computation of net worth | | | | — |
| Total capital and allowable subordinated borrowings | | | | 3,741,437 |
| Deductions/charges: | | | | |
| Not allowable assets: | | | | |
| Cash deposited in parent company | $ | 16,636 | | |
| Prepaid expenses | | 9,995 | | |
| Other deductions/charges | | 6,116 | | 32,747 |
| Net capital before haircuts | | | | 3,708,690 |
| Haircuts on securities | | | | — |
| Undue concentrations | | | | — |
| Total net capital | | | $ | 3,708,690 |
| Aggregate indebtedness: | | | | |
| Items included in statement of financial condition: | | | | |
| Other accounts payable and accrued expenses | | | $ | 525,808 |
| Items not included in statement of financial condition: | | | | |
| Market value of securities borrowed for which no equivalent value is paid or credited | | | | — |
| Other unrecorded amounts | | | | — |
| Total aggregate indebtedness | | | $ | 525,808 |
| Computation of basic net capital requirement: | | | | |
| Minimum net capital required (based on 6 2/3% aggregate indebtedness) | | | $ | 35,054 |
| Minimum dollar requirement | | | | 100,000 |
| Net capital requirement (greater of two amounts above) | | | | 100,000 |
| Net capital | | | | 3,708,690 |
| Excess net capital | | | | 3,608,690 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement | | | | 3,588,690 |
| Ratio: Percentage of aggregate indebtedness to net capital | | | | 14.18% |

Statement pursuant to Paragraph (a)(4) of the Rule 17a-5 of the Securities and Exchange Commission

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See accompanying report of independent registered public accounting firm.

**Schedule II**

**FIRSTBANK PUERTO RICO SECURITIES, CORP.**
(A Wholly Owned Subsidiary of FirstBank Puerto Rico, Inc.)

Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne, Agee & Lench, Inc. (Sterne Agee), clearing broker, and promptly transmits all customer funds and securities to Sterne Agee. Sterne Agee carries all of the accounts of such customers and maintains and preserves such books and records.

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5**

The Board of Directors and Stockholder
FirstBank Puerto Rico Securities, Corp.:

In planning and performing our audit of the financial statements of FirstBank Puerto Rico Securities Corp. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2013

Stamp No. E49379 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.